ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

telephone 703-984-8000

CORRESP

July 20, 2005

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated June 24, 2005 on the above-captioned filings. In response to such comments, we would like to provide you with the following information:

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 25

(h) Goodwill, page 26

1.         We did test goodwill for impairment for the year ended September 30, 2004 according to SFAS 142. Our estimate for impairment was based on the present value of expected future cash inflows from the four entities acquired in 2003 and 2004. The present value exceeded the value of goodwill at September 30, 2004 and therefore no impairment was required. Although the Company experienced a loss during the period, an evaluation of the loss was primarily due to acquisition activity, consolidation of operations and capital funding, not operating losses of the four entities acquired.

Note 10 - Acquisitions, page 28

2.         With respect to software licenses, source code, potential patents and trademarks received from the acquisition of Ipilicity and DevElements, although development work on the software and source code had been completed, substantial research and development was required before any value could be assigned to the fully developed software. We therefore allocated all excess purchase costs to goodwill.

Interlan and Seven Corporations had no intangible assets of any value, therefore all excess acquisition costs were recorded as goodwill.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Note 3 - Stockholders’ Equity, page 7

3.         We used the Black Scholes model to calculate the value of the detachable stock warrants issued in conjunction with the preferred stock issued in the last quarter. The value was considered not material and therefore no dividend was recorded. We are however discussing with our auditors recording this nominal value in the present quarter.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments, we will happily respond to them. Feel free to call us at any time.

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO